Exhibit 99.3


               ELSCINT CLARIFIES TERMS FOR PARTICIPATION IN JOINT

                     VENTURE FOR TELEVISION CHANNEL TENDER


Tel Aviv, Israel - December 13, 2004 - Elscint Limited (NYSE: ELT) (the "Company") hereby clarifies that, further to its announcement of November 30th, 2004 regarding the joint participation of the Company and Elbit Medical Imaging ("EMI"), the controlling shareholder of the Company, in the joint venture which intends to participate in the tender for a license for the operation of Israel's Channel 2 television channel (the "Transaction"), the participation of the Company in the Transaction was approved by the competent decision making bodies of the Company in accordance with the provisions of Section 1(4) of the Companies Regulations (Relief for Transactions with Interested Parties) of 2000.

Accordingly, the Company's Audit Committee and Board of Directors have both approved the Transaction and determined that the terms of the Transaction with respect to the Company do not differ in any material respect from the terms of the Transaction with respect to EMI, taking into consideration the Company's and EMI's identical proportional share in the Transaction.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the "Arena" commercial and entertainment center at Herzlia Marina in Israel. More information regarding the Company is available at: http://www.elscint.net

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

For Further Information:

Company Contact                          Investor Contact
---------------                          ----------------
Marc Lavine, Adv.                        Rachel Levine
Elscint Limited                          The Anne McBride Company
+ 972-3-608-6001                         + 212-983-1702  x207
mlavine@elscint.net                      rlevine@annemcbride.com
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